Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: LRR Energy, L.P.

Subject Company: LRR Energy, L.P.

Commission File No.: 001-35344

Form S-4 File No.: 333-204696

LRR Energy, L.P. Special Meeting of Unitholders — October 5th
Please Vote Your Units Today!

September 18, 2015

Dear LRR Energy Unitholder:

We recently mailed to you proxy materials for the special meeting of unitholders detailing the proposed merger with Vanguard Natural Resources, LLC.  Our records show your common units have not yet been voted.  Your vote is extremely important.  With the October 5th Special Meeting now only a short time away, we encourage you to vote your units today.  You can vote by telephone, Internet or mail.  For your convenience, a vote instruction card and pre-paid return envelope are enclosed, along with telephone and Internet voting instructions.

The LRR Energy board of directors has unanimously approved the merger agreement and determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best of interests of LRR Energy and its unitholders.  The LRR Energy board of directors unanimously recommends that the LRR Energy unitholders vote FOR the proposals outlined in the proxy materials, including the proposal to approve the merger agreement and the transactions contemplated thereby.

Because the proposed merger requires the affirmative vote of the holders of a majority of LRR Energy’s outstanding common units entitled to vote, a failure to vote has the same effect as a vote against the merger.

LRR Energy’s definitive proxy materials can be accessed online on LRR Energy’s website at www.lrrenergy.com under Investor Relations and SEC Filings.

Thank you for voting.  If you have any questions or need assistance voting, please contact Morrow & Co., LLC, our proxy solicitor, at (855) 264-1296.

Sincerely,

Eric D. Mullins
Co-Chief Executive Officer of LRE GP, LLC,

the general partner of LRR Energy, L.P.

Important Information and Where to Find It

In connection with the proposed merger, Vanguard filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a proxy statement of LRR Energy that also constitutes a prospectus of Vanguard.  The Registration Statement on Form S-4 has been declared effective by the SEC and a definitive proxy statement/prospectus has been sent to security holders of LRR Energy seeking their approval with respect to the proposed merger.  Vanguard and LRR Energy also plan to file other documents with the SEC regarding the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Vanguard and LRR Energy with the SEC through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Vanguard will be available free of charge on Vanguard’s internet website at http://www.vnrllc.com or by contacting Vanguard’s Investor Relations Department by email at investorrelations@vnrllc.com or by phone at (832) 327-2234.  Copies of the documents filed with the SEC by LRR Energy will be available free of charge on LRR Energy’s internet website at http://www.lrrenergy.com or by contacting LRR Energy’s Investor Relations Department by email at info@lrrenergy.com or by phone at (713) 345-2145.

Participants in the Solicitation

Vanguard, LRR Energy, and their respective directors, executive officers and other members of their management and employees may be deemed to be “participants” in the solicitation of proxies in connection with the proposed merger. Investors and security holders may obtain information regarding Vanguard’s directors, executive officers and other members of its management and employees in Vanguard’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, Vanguard’s proxy statement for its 2015 annual meeting, which was filed with the SEC on April 20, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC.  Investors and security holders may obtain information regarding LRR Energy’s directors, executive officers and other members of their management and employees in LRR Energy’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 4, 2015, and any subsequent statements of changes in beneficial ownership on file with the SEC.  These documents can be obtained free of charge from the sources listed above. Additional information regarding the interests of these individuals is also included in the proxy statement/prospectus regarding the proposed transaction.

Forward-Looking Statements

This document includes “forward-looking statements” — that is, statements related to future events.  Forward-looking statements are based on the current expectations of LRR Energy and include any statement that does not directly relate to a current or historical fact.  In this context, forward-looking statements often address expected future business, operational and financial performance, and often contain words such as “may,” “predict,” “pursue,” “expect,” “estimate,” “project,” “plan,” “believe,” “intend,” “achievable,” “anticipate,” “target,” “continue,” “potential,” “should,” “could” and other similar words.  Forward-looking statements involve certain risks and uncertainties, and ultimately may not prove to be accurate.  These risks and uncertainties include, among other things, the risk that oil, natural gas or NGL prices will remain at current levels for a prolonged period or decline further, the risk and uncertainties involved in producing oil and natural gas, competition in the oil and natural gas industry, governmental regulations and other factors.  Actual results and future events could differ materially from those anticipated or implied in the forward-looking statements due to the factors described under the captions “Risk Factors” in the proxy statement/prospectus and in LRR Energy’s Annual Report on Form 10-K for the year ended December 31, 2014 and LRR Energy’s subsequent filings with the SEC.  All forward-looking statements speak only as of the date of this document.  LRR Energy does not intend to update or revise any forward-looking statements as a result of new information, future events or otherwise.  All forward-looking statements are qualified in their entirety by this cautionary statement.